UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **53573**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** AND ENDING **12/31/2020**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marwood Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue, 11ᵗʰ Floor

(No. and Street)

New York   **NY**   **10017**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Modzelewski   **212-532-3651**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KWM CPAs LLP

(Name – if individual, state last, first, middle name)

100 Jericho Quadrangle, Suite 220   **Jericho**   **NY**   **11753-1024**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas J. Modzelewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Group, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARY JOYCE MARTINEZ
Notary Public - State of New York
NO. 01MA6264166
Qualified in Richmond County
My Commission Expires 6/25/2024

Signature

COO
Title

Mary Martinez
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(Confidential Per Rule 17a-5(e)(3))

FOR THE YEAR ENDED DECEMBER 31, 2020

MARWOOD GROUP LLC

(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

CONTENTS



KWM CPAs LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Marwood Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marwood Group LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Marwood Group LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marwood Group LLC's management. Our responsibility is to express an opinion on Marwood Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marwood Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations. Management's evaluation of the events and conditions and management's plans to mitigate those matters are also described in Note 9. Our opinion is not modified with respect to that matter.

KWM CPAs LLP

We have served as Marwood Group LLC's auditor since 2014.

Jericho, NY
February 26, 2021

100 Jericho Quadrangle, Suite 220, Jericho, NY 11753-1027
Phone: (516) 333-6100 – Fax: (516) 333-6846

MARWOOD GROUP LLC

(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets
Cash	$ 111,630	
Accounts receivable	13,000	
Prepaid expenses	4,065	
Total Assets		$ 128,695

Liabilities and Member's Equity

Liabilities
Accrued expenses and other liabilities	$ 2,414	
Due to affiliates	4,003	
Total Liabilities		$ 6,417

Contingencies

Member's Equity	122,278
Total Liabilities and Member's Equity	$ 128,695

The accompanying notes are an integral part of these financial statements.

MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

Note 1 - Organization and Description of Business

Marwood Group LLC (the "Company"), a wholly-owned subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was formed under the laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's business consists of providing advisory and consulting services for clients in the healthcare market place and acting as a placement agent for investment management firms.

As provided for in the Company's operating agreement, the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the operating agreement.

The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains cash with a major financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are carried at cost less an allowance for credit losses.
The Company generally does not require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. While credit losses have historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rate that it has in the past. If the financial condition of the clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

At December 31, 2020, one client accounted for $10,000 or approximately 77% of total accounts receivable. The Company believes the number of clients that comprise the Company's client base in the various geographic regions in which the Company's clients operate limits concentrations of credit risk with respect to revenues and accounts receivable.

Revenue Recognition and Deferred Revenue

Revenue from contracts with clients is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to clients. A good or service is transferred to a client when, or as, the client obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the client obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenue on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the goods or service before control is transferred to the client. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the goods or service is transferred and discretion in establishing the price. The Company has determined that it is the principal for all its revenue channels and has recognized revenue on a gross basis as it is primarily responsible for delivering the services being provided, which is demonstrated by the Company's ability to control the amounts charged to the clients.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition and Deferred Revenue (Continued)

Consulting fees consist primarily of retainer fees. These fees are determined in accordance with the terms of the related contracts and are recognized ratably over time to match the continued delivery of the performance obligations to the customer over the life of the contract.

Advisory services consist of fees earned for financial advisory services performed in connection with identifying potential targets and advising the clients regarding the sale, transfer, exchange or other disposition of all or a portion of certain types of the targets' health plans to the clients. These fees are determined in accordance with the terms of the related contracts and are recognized ratably over time to match the continued delivery of the performance obligations to the clients over the life of the contract. Amounts received from clients in advance of when earned are recorded as deferred revenue and recognized ratably over time based on the terms of the contract.

Success fees consist of fees earned by the Company for advisory services related to potential purchasers of, or investors in, a client's business. Success fees are recognized at an amount expected to be received for these services when the Company satisfies the performance obligations at a point in time.

Timing of Revenue Regognition	Consulting Fees/ Advisory Services		Success Fees		Total	
Services transferred over time	$	113,725	$	-	$	113,725
Services tranferred at a point in time		-		187,500		187,500
	$	113,725	$	187,500	$	301,225

Various economic factors affect revenues and cash flows. Consulting fees and advisory services are billed over time (monthly, quarterly or annually) in advance of providing the service and are generally collected within 60 days. Success fees are billed after services have been provided and are generally collected within 30 days.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities) on the Statement of Financial Condition. Amounts are billed in accordance with agreed-upon terms at periodic intervals (monthly, quarterly, or annually) for consulting fees and advisory services or at a point in time for success fees. Generally, billing of consulting fees and advisory services occurs prior to revenue recognition, resulting in contract liabilities.

5

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition and Deferred Revenue (Continued)

The beginning and ending contract balances were as follows for the year:

	12/31/2020	12/31/2019
Contract receivables	$ 13,000	$ -
Contract assets	$ -	$ -
Contract liabilities	$ -	$ -

Performance obligations for all contracts are for durations of one year or less. As a result, we are not required to disclose aggregate amounts of unsatisfied or partially satisfied performance obligations as of the end of the year.

During the year ended December 31, 2020, two clients accounted for $187,500 and $90,000 or approximately 62% and 30%, respectively, of the Company's revenues.

The Company is committed to paying commissions to certain Company executives pursuant to the terms of their employment agreements. These commissions are based on a percentage of fees received by the Company.

Income Taxes

The Company is a single member limited liability company and, therefore, is considered a disregarded entity for income tax purposes. The members of limited liability companies are taxed on their proportionate share of the company's federal and state taxable income. Accordingly, no liability for federal or state taxes has been included in these financial statements.

The amount recorded as the provision for income tax expense within these financial statements represents the Company's share of the Parent's New York City Unincorporated Business Tax ("NYCUBT"). The NYCUBT is calculated as if the company filed on a separate return basis.

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. As of December 31, 2020, no interest or penalties were required to be recorded. Management's conclusions regarding uncertain tax positions may be subject to review and adjusted at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2020.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company's Parent recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company's Parent prepares its tax returns on a cash basis. Accordingly, if applicable, the Company computes deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

Fair Value of Financial Instruments

Certain financial instruments are carried at cost on the statement of financial conditions, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable, accrued expenses and other liabilities and due to affiliates.

Note 3 - Related Party Transactions

The Company, its Parent, and another broker-dealer affiliate related to the Parent (the "Affiliate"), are party to an expense sharing agreement (the "Agreement"), which may be revised from time to time, but not less than annually. The Agreement states that certain shared expenses; rent, telephone and IT services, office supplies and compensation/benefit administrative services, are to be paid by the Company and the Affiliate based on a formula of prior year expenses and present usage. Additionally, certain direct expenses are to be paid by the Company and Affiliate including audit fees, regulatory fees, FinOp fees and compensation of employees.

Net expenses charged to the Company were $59,033 and expenses reimbursed to the Parent were $35,270 for the year ended December 31, 2020. Due to affiliates of $4,003, as shown on the Statement of Financial Condition, represents unreimbursed expenses at December 31, 2020.

For the year ended December 31, 2020, expenses paid by the Parent and recorded as capital contributions to the Company totaled $24,697.

Note 4 - Income Taxes

No provision for income taxes was required for the year ended December 31, 2020.

Note 5 - Retirement Plan

The Company has established a 401(k) plan. Employees are fully vested on 401(k) salary deferrals. Substantially all employees are eligible to participate. The Company matches employee contributions at the rate of 50% of the first 6% that is contributed. Company contributions were $8,250 for the year ended December 31, 2020.

Note 6 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2020, the Company had net capital of $105,213 which was $100,213 in excess if its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .061 to 1 at December 31, 2020.

Note 7 - Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments --Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. For public companies, ASU 2016-13 is effective for fiscal years beginning after December 15, 2019. The new standard included trade receivables and introduced the current expected credit losses (CECL) methodology for the measurement of credit losses on financial assets measured on an amortized cost basis, replacing the previous incurred loss methodology. The updated standard provides for application based on a modified-retrospective basis through a cumulative-effect adjustment to opening member's equity as of the date adoption. The adoption by the Company of this accounting guidance in 2020 did not have a material impact on the financial statements for the year ended December 31, 2020.

Accounting Pronouncements Not Yet Adopted

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

Note 8 - Concentration of Credit Risk

The Company maintains its cash with TD Bank N.A. Deposits with TD Bank N.A. are insured under the Federal Deposit Insurance Corporation for up to $250,000. At times, during the year ended December 31, 2020, the Company maintained cash balances that exceeded the federally insured limits. However, at December 31, 2020, the balance in the bank did not exceed the federally insured limit. The Company has not incurred any losses related to this investment and believes the potential risk of loss to be minimal.

Note 9 - Going Concern and Related Party

Currently and over the last several years, the Company has incurred recurring losses and negative cash flows from operations. The major part of the Company's working capital requirements are provided by capital contributions from its Parent. As explained further in Note 3 - Related Party Transactions, the Company is also a party to an expense sharing agreement with its Parent.

The Parent has stated to the Company that their support through capital contributions will continue for the foreseeable future. Additionally, the Company has taken certain actions, such as hiring additional sales personnel to increase revenue and improve operating cash flows.

Having considered the above and having made due inquiries, management of the Company continues using the going concern basis in preparing the financial statements which assumes that the Company will continue in operation for the foreseeable future.

Note 10 - Commitments and Contingencies

Effects of COVID-19

On March 11, 2020, the World Health Organization declared the new strain of the coronavirus (COVID-19) a global pandemic. Federal, state, and local governments have since implemented various restrictions, including travel restrictions, border closings, restrictions on public gatherings, quarantining of people who may have been exposed to the virus, shelter-in-place restrictions and limitations on business operations. For the year ended December 31, 2020, management believes the COVID-19 pandemic did not have a material effect on the Company's operations. Subsequent to December 31, 2020, management believes that the related financial impact of this situation cannot be reasonably estimated at this time.

Note 11 - Subsequent Events

The Company has evaluated subsequent events through February 26, 2021, the date the financial statements were available to be issued, and has concluded that no such events or transactions took place that would require disclosure herein.